Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES

	Nine months ended September 30, 2008	Years ended December 31,
Earnings:		2007	2006	2005	2004	2003
	(dollar amounts in thousands)
1. Income before income taxes	$6,511	$16,626	$16,398	$10,993	$4,847	$3,575
2. Plus interest expense	23,624	34,601	27,145	15,863	8,759	8,897
3. Earnings including interest on deposits	30,135	51,227	43,543	26,856	13,606	12,472
4. Less interest on deposits	20,401	31,583	25,894	15,339	8,100	8,424
5. Earnings excluding interest on deposits	$9,734	$19,644	$17,649	$11,517	$5,506	$4,048

Fixed charges:
6. Including interest on deposits and capitalized interest	$23,624	$34,601	$27,145	$15,863	$8,759	$8,897
7. Less interest on deposits (Line 4)	20,401	31,583	25,894	15,339	8,100	8,424
8. Excluding interest on deposits	$3,223	$3,018	$1,251	$524	$659	$473

Ratio of earnings to fixed charges:
Including interest on deposits (Line 3 divided by Line 6)	1.28	1.48	1.60	1.69	1.55	1.40
Excluding interest on deposits (Line 5 divided by Line 8)	3.02	6.51	14.11	21.98	8.36	8.56